Exhibit 99.1

NICE ContactEngine Receives Digital Transformation
Project of the Year Honors From Digital Revolution Awards for Conversational AI

The award honors NICE for its utilization of cloud products and services to deliver a highly effective digital transformation for its customers

Hoboken, N.J., September 06, 2023 – NICE (Nasdaq: NICE) announced that its ContactEngine solution is the recipient of the 2023 Digital Transformation Project of the Year honors from Digital Revolution Awards. Highlighting excellence in digital transformation through cloud technology, the winning entry is honored for delivering a highly effective transformation for a customer, such as integration of disparate systems, updating of legacy technology, migration into the cloud, or other digitization efforts that involve the utilization of cloud products or services.

ContactEngine is a proactive conversational AI technology that connects conversations across entire customer journeys and engages silent customers to deliver exceptional CX and demonstrable business value for organizations around the world. ContactEngine delivers proactive customer engagements in 5 steps: it listens for conversation triggers, it identifies the best conversation path, it starts and orchestrates intelligent conversation and it brings in a human agent if needed. ContactEngine collects and formats data and automatically feeds it back into the organization’s systems, keeping customer records fully up-to-date. It also analyses the data to provide performance reporting with valuable, actionable insights to allow for continuous improvement and process optimization.

“The exceptional results delivered by ContactEngine to proactively engage customers through the power of AI and the cloud is unparalleled,” said Barry Cooper, President, CX Division, NICE. “NICE continues to invest in innovative AI-driven technologies to enhance performance and help businesses deliver exceptional customer experiences.”

In the case study submitted to Digital Revolution’s voting panel, in the 12 months that ContactEngine was used by a state government to revolutionize its unemployment claimant support, its personnel helped over 220,000 unemployed persons and millions of other people via their proactive outbound campaigns. According to the state government, the department evolved into a more digitally advanced organization that directly benefited citizens. The project saw success across several metrics, including a 62% opt-in rate on the claim platform, 60% interaction rate with 8+ conversations, as much as a 65% decrease in calls per claimant, and a 96% containment rate.

In short, ContactEngine enabled the state to help more citizens, faster, and to support those individuals digitally by proactively reaching out at important moments during their period of unemployment. The analog processes used previously were transformed into a seamless, user-friendly digital experience.

The Digital Revolution Awards is a global cloud IT awards and fundraiser that recognizes and celebrates the very best individuals and businesses working in the cloud tech ecosystem. According to the organization, the Digital Revolution Awards celebrate the cloud industry’s very best pioneers, innovators and glass ceiling breakers across categories that recognize sustainability, employer branding, ED&I, talent development, and L&D.

To learn more about how ContactEngine delivers a digital transformation and connects conversations across the customer journey, click here for additional videos, demos, and expert articles.

About The Digital Evolution Awards
The Digital Revolution Awards is a not-for-profit initiative brought to you by Tenth Revolution Group. Founded in 2020, its awards celebrate cloud tech excellence at all levels—from exceptional digital transformation efforts and exemplary leadership to supporting vital cloud tech upskilling and dedication to diversity and inclusion. With digital transformation more crucial than ever, The Digital Evolution Awards want to champion today’s innovators and support tomorrow’s tech superstars by celebrating the people and organizations harnessing cloud technology for good to help build a brighter, more sustainable future for all.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.